May 2, 2014

Tia L. Jenkins
United States Securities Exchange Commission
Washington, D.C.
20549

Dear Ms. Jenkins

Re: BluForest Inc. Form 10-K Filed December 31, 2012; Filed March 18, 2013; Response dated February 18, 2014; File No. 000-53614

1.      We note your response to prior comment 1 that the failure to file was an oversight, and we understand that you will provide disclosure of the various failures to file in future filings. Please provide us draft disclosure that you anticipate including in Item 9A and elsewhere as appropriate:

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, under supervision and with the participation of the Company’s Principal Executive Officer and Principal Financial Officer, evaluated the effectiveness of our disclosure controls and procedures, as defined under Exchange Act Rules 13a-15(e) and 15d-15(e). Based upon this evaluation, the Principal Executive Officer and Principal Financial Officer concluded that, as of December 31, ______, because of the material weakness in our internal control over financial reporting (“ICFR”) described below, our disclosure controls and procedures were not effective. Disclosure controls and procedures are controls and other procedures that are designed to ensure that required information to be disclosed in our reports filed or submitted under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that required information to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and our principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (ICFR), as defined under Exchange Act Rules 13a-15(f) and 15d-15(f). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management assessed the effectiveness of our internal control over financial reporting as of December 31,______. In making the assessment, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control- Integrated Framework. Based on its assessment, management concluded that, as of December 31, _____, our internal control over financial reporting was not effective and that material weaknesses in ICFR existed as more fully described below. As defined by Auditing Standard No. 5, “An Audit of Internal Control Over Financial Reporting that is Integrated with an Audit of Financial Statements” established by the Public Company Accounting Oversight Board (“PCAOB”), a material weakness is a deficiency or combination of deficiencies that results in more than a remote likelihood that a material misstatement of annual or interim financial statements will not be prevented or detected. In connection with the assessment described above, management identified the following control deficiencies that represent material weaknesses as of December 31, ______:

Management's Remediation Initiatives

As of December 31, ______, management assessed the effectiveness of our internal control over financial reporting. Based on that evaluation, it was concluded that during the period covered by this report, the internal controls and procedures were not effective due to deficiencies that existed in the design or operation of our internal controls over financial reporting. However, management believes these weaknesses did not have an effect on our financial results. During the course of their evaluation, we did not discover any fraud involving management or any other personnel who play a significant role in our disclosure controls and procedures or internal controls over financial reporting.

Due to a lack of financial and personnel resources, we are not able to, and do not intend to, immediately take any action to remediate these material weaknesses. We will not be able to do so until, if ever, we acquire sufficient financing and staff. We will implement further controls as circumstances, cash flow, and working capital permits. Notwithstanding the assessment that our ICFR was not effective and that there were material weaknesses as identified in this report, we believe that our financial statements contained in our Annual Report on Form 10-K for the period ended December 31, _____, fairly presents our financial position, results of operations, and cash flows for the periods covered, as identified, in all material respects.

Management believes that the material weaknesses set forth above were the result of the scale of our operations and intrinsic to our small size. Management also believes that these weaknesses did not have an effect on our financial results.

We are committed to improving our financial organization. As part of this commitment, we will, as soon as funds are available to the Company (1) appoint outside directors to our board of directors sufficient to form an audit committee and who will undertake the oversight in the establishment and monitoring of required internal controls and procedures; (2) create a position to segregate duties consistent with control objectives and to increase our personnel resources. We will continue to monitor and evaluate the effectiveness of our internal controls and procedures and our internal controls over financial reporting on an ongoing basis and are committed to taking further action and implementing additional enhancements or improvements, as necessary, and as funds allow.

2.      We note your response to comments 2 and 3, and the statement that your sole executive officer and director was the general manager of the other party to the rescinded ORE transaction. We also note the statement on page 6 that GEIL is “the controlling shareholder of the Company.” It appears that transactions with GEIL (including the September 30, 2012 agreement) should be addressed in your Item 404 disclosure, contrary to the statements on page 31 indicating that there were no related party transactions. It also appears that the beneficial ownership table should clarify GEIL’s ownership. Please provide draft disclosure that you propose to include in future filings.

Please note that at the time, in 2012, GEIL was the beneficial owner of the majority of shares and was the controlling shareholder of the Company. GEIL is no longer the Controlling shareholder and we have amended the ownership table to clarify the new and current Controlling Shareholders.

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Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The following table sets forth certain information as of December 31, 2013 regarding the beneficial ownership of our common stock, by (i) each person or entity who, to our knowledge, beneficially owns more than 5% of our common stock; (ii) each executive officer and named officer; (iii) each director; and (iv) all of our officers and directors as a group. Unless otherwise indicated in the footnotes to the following table, each of the stockholders named in the table has sole voting and investment power with respect to the shares of our common stock beneficially owned. Except as otherwise indicated, the address of each of the stockholders listed below is: c/o BluForest Inc.  Ave. Republica del Salvador y Shyris Edificio Onix piso 10-C, Quito Ecuador

		Relationship to	Shares Beneficially	Percent
Title of Class	Name and Address Of Owner	Company	Owned (1)	Owned (1)
Common Stock	Charles M. Miller	Director and CEO	39,166,667	37.79%
	Edificio Alacantara
	Piso 5, Departamento 502
	Manta, Ecuador

Common Stock	Michael McCarthy	Shareholder	17,250,000	16.664%

Common Stock	Patricio Izurieta	Shareholder	6,750,000	6.51%
	Ave. Amazonas
	N35- 89 Piso 5 Quito, Ecuador

Total			63,166,667	60.964%

(1)

Applicable percentage of ownership is based on 103, 627,000 total shares comprised of our common stock outstanding (as defined below) as of December 31, 2013.  Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission and means voting or investment power with respect to securities.  Shares of our common stock issuable upon the exercise of stock options exercisable currently or within 60 days of December 31, 2013 are deemed outstanding and to be beneficially owned by the person holding such option for purposes of computing such person’s percentage ownership, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

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3.      Your presentation of carbon assets as an asset appears to be inconsistent with your presentation of the same carbon assets as an intangible asset on page 13 of the September 30, 2012 Form 10-Q filed on November 19, 2012. Please provide a detailed discussion supporting your reclassification from intangible assets to assets and cite the specific authoritative literature you utilized to support your accounting treatment.

•         We note your question on the presentation of assets in our filings and we refer you to three other filings for your consideration.  The balance sheets of the March 2012 and June 2012 Forms 10-Q do list the assets as identified intangible assets; however, footnote 5 in those filings never mentions the word intangible after the title to the note.  We tried to describe the asset(s) as well as possible and the second acquisition was clearly for land and not an intangible.  We also note that at year end the word intangible was dropped from the balance sheet and footnote in our Form 10-K.

You are asking for a detailed discussion supporting our reclassification from intangible assets to assets and cite the specific authoritative literature you utilized to support your accounting treatment.   We declare that when the accounting treatment came up during our preparation and audit of our financial statements and our From 10-K, we could find any specific authoritative literature to support calling the assets intangibles.  The purchase in June 2012 was an exchange for the right to own the property outright.  The property in the June purchase was 30,000 hectares of land.

We relied on guidance in ASC 360, Property, Plant and Equipment, to group our Property for developing carbon assets.

We have identified the assets as long-lived assets in a separate category from our physical equipment or any intangible.  We have provided the comprehensive description of the assets and our rights to the assets.  We have impaired them down to the fair value of the underlying land values as determined by independent third party valuation experts.

We believe the presentation in our year end statements for December 31, 2012 is the proper presentation and we believe that the presentation in the audited statements trumps the unaudited presentation in the previous Forms 10-Q.   Please advise us if we are required to amend the Forms 10-Q for the presentation error.

4.      We read your response to our prior comment 3, and we note as part of the Acquisition Agreement entered on March 30, 2012, you recorded the settlement of $60,000 in debt at the quoted market price ($8.00) of the 2,500,000 shares issued for a total of $200,000,000. Please explain, in detail, how you determined that the fair value of the shares issued was more reliably measurable than the face amount of the debt that you settled. Refer to FASB ASC 505-50-30.

•        We note your question on how we determined that the fair value of shares issued was more reliably measurable tan the face value of the amount of the debt settled.  We refer you to your statement immediately before that settlement of the debt was part of the acquisition agreement (for rights to 105,000 hectares of land).   Please note that the 2,500,000 (post-split) shares mentioned were for the purchase of land valued at $525,000,000 not the debt with a face value of $60,000.  Also the quoted market value of the stock on the OTC exchanges was $240.00 (post-split) not $8.00.  The debt was settled with 833,333 (post-split) shares.  Since the settlement of debt was linked to the purchase of property 1, we did not believe we could use two different values for the stock given.   The agreement on March 30, 2012, provided for the issuance of 2,500,000 shares to purchase the rights to 105,000 hectares of land.  This land was valued at $525,000,000.  Therefore, this transaction had an intrinsic value of $210.00 per share after the impairment was recorded.  The debt settlement was included in the agreement and was completed simultaneously with the purchase.   Although the face value of the debt was listed at $60,000.  There are other factors involved with the debt, including, but not limited to, the desire to settle the debt to avoid any claim by the debt holder to the newly acquired property.  Any additional costs to settle the debt and the debt-holder’s rights would be a period expense, which is where the excess value for the debt settlement was recorded.

We do not know of any accounting policies that would allow us to use one stock value for part of a transaction and another for a different part of the same transaction.

We used the quoted market value for the stock, since our stock had been listed on the OTC bulletin boards for several years.  There were stock purchases before and after the stock was issued for the agreement.  The agreement set the number of stock to be issued, not the value of the transaction.  If you were looking for a more measurable value than the OTC market, then you should look to the property value at $210.00 per share issued.  This value for the stock issued still presents a $174,999,930 transaction to settle the stock.   The value of the debt settlement has other factors that are too difficult to quantify.  The intangible value of settling the debt was recorded as a period expense.

We believe our treatment meets the guidance in ASC 505-50-30, Equity-based payments to non-employees.  The land value is the second most reliable value of the stock issued after the OTC market and the settlement of the debt should not be a value different from the purchase of the property since they are both parts of the same agreement.

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5.      It appears from your disclosure on page F-9 that you have (1) not received the required authorization to market your carbon offsets; (2) not obtained industry standard certifications to validate your carbon offsets; (3) not identified a suitable market for the sale of the offsets; (4) not obtained the additional capital required to undertake your existing business plan; and (5) not retained the personnel, consultants and management required to undertake your current business plan. Please provide us with a detailed discussion of how you considered each of these issues in assessing the carrying value of the carbon assets.

•         We note your questions on how we plan to execute our business plan.  Please note that the assets reported are “Properties for developing carbon asset”.  Although we have not developed any certified carbon assets, the underlying properties have intrinsic value of their own outside of the carbon credit market.

After further investigation by Bluforest’s then local Attorney Mr. Sergio Delgado it was uncertain that all Landholders in Ecuador had the right to sell carbon Credits under Law 33. After several meetings with Governmental entities a new law was implemented giving that right to land holders. Please find attached the documents which verify this statement.

Now that legislation has passed which confirms and allows the landholders the right to sell Carbon Credits, BluForest will endeavor to obtain funding which permits the retention of the personnel, consultants, and management required to undertake our current business plan.

Additionally, for the years ended December 31, 2012 and 2013, we are relying on the underlying value of the assets for the carrying value on our balance sheet.  We considered the guidance in ASC 360-35-21 when considering impairment.  Although, we have not been able to execute our business plan to sell carbon assets developed from the properties, the properties still have values in excess of the recorded costs and therefore we did not record any impairment on the properties.

6.       We have reviewed your response to our prior comment 3 noting you utilized a quoted market price of $8.00 to value the stock exchanged in the transaction based on two trades that occurred at this value immediately after the reverse stock split in late March 2012. Please provide us with a detailed discussion of these two trades including the dates of the trades, the number of shares in each trade, whether the trades were made through a public exchange or in private transactions and whether the trade was made by a related party or other party affiliated with the company.

•         As far as current management has been able to ascertain, we are unable to confirm the share purchases, dates of the trades, number of shares in each trade, however, none of the officers, directors, major shareholders, affiliated parties or other affiliated parties traded at a market value of $8.00 per share.

7.       We have reviewed your response to our prior comment 4 noting it does not appear to address our comment, therefore the comment will be reissued in its entirety. We note that you have recorded an asset with a value of $173,875,000, but the shares to be exchanged for the acquisition of that asset were to be retained in escrow until the definitive transfer of the property. We further note that as of September 30, 2013, per the Form 10-Q filed November 18, 2013, it appears that the definitive transfer has yet to occur. Please provide us with a detailed discussion to support your accounting treatment and valuation of the asset based on an acquisition agreement that does not appear to have been consummated and cite the specific authoritative literature you utilized to support your accounting treatment.

•         We note your question when the transfer of the title for the land in property occurred.  The shares were held in escrow by Counsel Faiyaz Dean of Dean Law Corporation.  We confirm that Mr. Dean transferred and released the shares held in Escrow to S.A. Farms on or around March 14, 2013 pursuant to the acquisition agreement.

Among other support we relied on was Topic 13 of the Codification of Staff Accounting Bulletins when recording the purchase.  We had a signed document by both parties effecting the sale and purchase.  We had delivered our stock (consideration) to an escrow agent to hold until the title transfer paperwork could be completed. The price had been fixed and determinable, and the collectability of the stock by the seller was assured upon the transfer of the title to the escrow agent.  We believe the purchase was effected in 2013 and recorded properly.

8.       We note your response to comment 8 of our letter dated December 24, 2013. Please advise us when you will file the missing exhibits. We may have further comment.

•         BluForest will be filing the missing exhibits upon the filing of our annual 10K.

Sincerely,
BluForest Inc.

Charles Miller
CEO

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